SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940



         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:             Security Capital European Real Estate Shares Incorporated

Address of Principal Business Office:

                  11 South LaSalle Street, Second Floor, Chicago, Illinois 60603

Phone Number: (312) 345-5800

Name and address of agent for service of process:

                  Anthony R. Manno Jr.
                  11 South LaSalle Street
                  Second Floor
                  Chicago, Illinois 60603

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:
                                                              YES [   ] NO [ X ]

Item 1.  Security Capital European Real Estate Shares Incorporated.


Item 2. Registrant was organized under the laws of the State of Maryland on December 4, 1997.


Item 3.  Registrant is a corporation.


Item 4.  Registrant is a management company.


Item 5.  (a)  Registrant is an open-end company.

         (b)  Registrant is a non-diversified company.


Item 6.  Security Capital (US) Management Group Incorporated
         11 South LaSalle Street
         Second Floor
         Chicago, Illinois 60603


Item 7.  Anthony R. Manno Jr.                   Director, Chairman of the Board,
         11 South LaSalle Street                President
         Second Floor
         Chicago, Illinois 60603

         Stephen F. Kasbeer                     Director
         8 Bonanza Trail
         Santa Fe, New Mexico 87505

         George F. Keane                        Director
         7408 Eaton Court
         University Park, Florida 34201

         John H. Gardner, Jr.                   Managing Director
         11 South LaSalle Street
         Second Floor
         Chicago, Illinois 60603

         Jeffrey C. Nellessen                   Vice President, Secretary and
         11 South LaSalle Street                Treasurer
         Second Floor
         Chicago, Illinois 60603


Item 8.  Not Applicable.


Item 9.  (a)  No

         (b)  Not Applicable

         (c)  Yes

         (d)  No

         (e)  Not Applicable


Item 10. Zero.


Item 11. No.


Item 12  Not Applicable.

                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago and the state of Illinois on the 4th day of December 1997.


          SECURITY CAPITAL EUROPEAN REAL ESTATE SHARES INCORPORATED



                  By:/s/  Anthony R. Manno Jr.
                     -------------------------
                     Name:  Anthony R. Manno Jr.
                     Title: President





Attest:




/s/ Jeffrey C. Nellessen
----------------------------
Name:   Jeffrey C. Nellessen
Title:  Secretary